# Dreyfus
# High Yield Shares

**SEMIANNUAL REPORT** April 30, 2004



YOU, YOUR ADVISOR AND

**Dreyfus**

A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

# Contents



## LETTER FROM THE CHAIRMAN

Dear Shareholder:

This semiannual report for Dreyfus High Yield Shares covers the six-month period from November 1, 2003, through April 30, 2004. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with Gerald E. Thunelius, portfolio manager and Director of the Dreyfus Taxable Fixed Income Team that manages the fund.

Positive economic data continued to accumulate during the reporting period, as consumers, flush with extra cash from federal tax refunds and mortgage refinancing, continued to spend. At the same time, recent evidence of stronger job growth supports the view that corporations have become more willing to spend and invest. As a result, fixed-income investors have apparently grown concerned that long-dormant inflationary pressures could resurface.

Although our analysts and portfolio managers work hard to identify trends that may move the markets, no one can know with complete certainty what lies ahead for the U.S. economy and the bond market. As always, we encourage you to review your investments regularly with your financial advisor, who may be in the best position to suggest ways to position your portfolio for the opportunities and challenges of today's financial markets.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
May 17, 2004



## DISCUSSION OF FUND PERFORMANCE

Gerald E. Thunelius, Director and Senior Portfolio Manager
Dreyfus Taxable Fixed Income Team

### How did Dreyfus High Yield Shares perform during the period?

For the six-month period ended April 30, 2004, the fund achieved a total return of 4.98% and distributed income dividends totaling $0.5815 per share.[1] The fund's benchmark, the Merrill Lynch High Yield Master II Index (the "Index"), achieved a total return of 5.35% for the same period.[2] In addition, the Lipper High Current Yield Funds category average, in which the fund is reported, achieved a 5.03% total return for the same period.[3]

High-yield corporate bonds continued to benefit during the reporting period from a number of factors, including stronger economic growth, better business conditions, companies' efforts to improve their balance sheets and robust investor demand. The fund produced a return that was roughly in line with the Lipper category average and modestly lower than that of the Index, primarily due to relatively meager contributions from higher-quality bonds, which partially offset better returns from the fund's lower-quality holdings.

### What is the fund's investment approach?

The fund seeks maximum total return, consistent with the preservation of capital and prudent investment management, by investing in high-yield bonds, commonly known as "junk bonds." To pursue its goal, the fund invests at least 80% of its assets in high-yield securities issued by U.S. and foreign entities. These may include corporate debt securities, including convertible securities and corporate commercial paper; structured notes, including high-grade or "indexed" securities, catastrophe bonds and loan participations; zero-coupon securities; and debt securities issued by state or local governments and their agencies, authorities and other instrumentalities.

When choosing securities, we seek to capture the higher yields offered by high-yield bonds. Our investment process is based on security-specific credit research to seek out companies with improving business fundamentals. We look at a variety of factors, including the company's financial strength, the state of the industry or sector, the company's management and whether there is sufficient equity value in the company.

### What other factors influenced the fund's performance?

Corporate bonds continued to rally during most of the reporting period, with gains driven by a stronger U.S. economy and better business conditions for many corporations. In addition, high-yield bonds benefited from favorable market-technical factors as investors became more comfortable with their issuers' credit characteristics, but the supply of newly issued bonds moderated in the wake of efforts by many corporations to strengthen their balance sheets. The move by many corporations toward lighter debt loads was partly a reaction to the accounting scandals of recent years and partly a result of historically low interest rates that enabled issuers to refinance their debt at lower rates.

In this environment, the fund continued to benefit from holdings of bonds that had been particularly hard hit during the economic downturn. At the time, we believed that the bonds of a number of companies in the utilities, media and telecommunications sectors had been punished more severely than their business fundamentals warranted, and we invested in the high-yield debt of companies that we considered to be "fallen angels." Indeed, the business prospects for most of these companies improved along with the U.S. economy. As a result, the fund received positive contributions from bonds issued by companies such as cable television provider Charter Communications, communications services company NTL, metals refiner and processor OM Group, telephone services provider Qwest, natural gas producer Williams and energy conglomerate El Paso Corp.

However, gains from the fund's fallen angels were partially offset

during the reporting period by less robust returns from some of the fund's higher-quality holdings. As the market rallied, it appeared to us that many high-yield bonds had recovered to a point at which they were more fully valued. Accordingly, we began to upgrade the fund's overall credit quality by reducing its holdings of bonds with credit ratings in the "triple-C" range and increasing its holdings of bonds in the "single-B" range. However, higher-rated corporate bonds tend to be more sensitive than their lower-rated counterparts to conditions in the equity markets, and their prices declined late in the reporting period when signs of renewed inflationary pressures in the U.S. economy led to heightened stock market volatility.

### What is the fund's current strategy?

In light of the economy's gathering strength and our view that high-yield bonds are more fully valued, we have attempted to adopt a more defensive investment posture. We recently increased the fund's holdings of shorter-maturity bonds, which helped protect the fund from the full brunt of the adverse reaction to potentially higher interest rates in April 2004. Although we remain optimistic about the prospect for high-yield bonds in a recovering economy, we believe that a more defensive posture is a prudent strategy in the wake of the market's relatively robust gains over the past year or so.

May 17, 2004

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Merrill Lynch High Yield Master II Index is an unmanaged performance benchmark composed of U.S. domestic and Yankee bonds rated below investment grade with at least $100 million par amount outstanding and greater than or equal to one year to maturity.*

[3] *Source: Lipper Inc.*

# STATEMENT OF INVESTMENTS

April 30, 2004 (Unaudited)

| Bonds and Notes—82.9% | Principal Amount [a] | Value ($) |
|---|---|---|
| **Advertising—.2%** | | |
| RH Donnelley Financial: | | |
| Sr. Notes, 8.875%, 2010 | 9,000 [b] | 10,080 |
| Sr. Sub. Notes, 10.875%, 2012 | 6,000 [b] | 7,170 |
| | | **17,250** |
| **Aerospace & Defense—.5%** | | |
| BE Aerospace, | | |
| Sr. Sub. Notes, Ser. B, 8.875%, 2011 | 25,000 [c] | 24,250 |
| K&F Industries, | | |
| Sr. Sub. Notes, Ser. B, 9.625%, 2010 | 13,000 | 14,625 |
| | | **38,875** |
| **Agricultural—.1%** | | |
| Seminis Vegetable Seeds: | | |
| Sr. Sub. Notes, 10.25%, 2013 | 3,000 | 3,345 |
| Sr. Sub. Notes, 10.25%, 2013 | 7,000 [b] | 7,805 |
| | | **11,150** |
| **Airlines—.7%** | | |
| Northwest Airlines: | | |
| Sr. Notes, 10%, 2009 | 35,000 [c] | 27,650 |
| Pass-Through Ctfs., Ser. 1996-1, 7.67%, 2015 | 24,932 | 21,683 |
| United AirLines, | | |
| Enhanced Pass-Through Ctfs., Ser. 1997-1A, 1.34%, 2049 | 11,947 [d] | 10,910 |
| | | **60,243** |
| **Automotive, Trucks & Parts—1.0%** | | |
| Airxcel, | | |
| Sr. Sub. Notes, Ser. B, 11%, 2007 | 37,000 | 37,000 |
| Collins & Aikman Products, | | |
| Sr. Notes, 10.75%, 2011 | 33,000 [c] | 34,320 |
| HLI Operating, | | |
| Sr. Notes, 10.5%, 2010 | 3,000 [c] | 3,405 |
| UIS, | | |
| Sr. Sub. Notes, 9.375%, 2013 | 9,000 [c] | 9,630 |
| | | **84,355** |
| **Building & Construction—.5%** | | |
| Atrium Cos., | | |
| Sr. Sub Notes, 10.5%, 2009 | 14,000 [b] | 14,788 |
| Owens Corning, | | |
| Debs., 7.5%, 2018 | 30,000 [e] | 12,600 |
| WCI Communities, | | |
| Sr. Sub. Notes, 10.625%, 2011 | 13,000 | 14,462 |
| | | **41,850** |

| Bonds and Notes (continued) | Principal Amount [a] | Value ($) |
|---|---|---|
| **Chemicals−4.8%** | | |
| HMP Equity, | | |
| Units, 0%, 2008 | 6,000 [b,f] | 4,740 |
| Huntsman, | | |
| Sr. Notes, 11.625%, 2010 | 47,000 | 51,935 |
| Huntsman ICI Chemicals, | | |
| Sr. Sub. Notes, 10.125%, 2009 | 63,000 [c] | 66,308 |
| Nalco, | | |
| Sr. Sub. Notes, 8.875%, 2013 | 64,000 [b,c] | 67,840 |
| OM Group, | | |
| Sr. Sub. Notes, 9.25%, 2011 | 45,000 | 46,350 |
| Resolution Performance Products: | | |
| Sr. Secured Notes, 8%, 2009 | 10,000 | 10,400 |
| Sr. Sub. Notes, 13.5%, 2010 | 98,000 | 81,830 |
| Rhodia SA, | | |
| Sr. Notes, 7.625%, 2010 | 49,000 [b,c] | 44,590 |
| Rockwood Specialties, | | |
| Sr. Sub. Notes, 10.625%, 2011 | 18,000 | 19,260 |
| | | **393,253** |
| **Commercial Services−.3%** | | |
| Brickman, | | |
| Sr. Sub. Notes, Ser. B, 11.75%, 2009 | 13,000 | 15,080 |
| Williams Scotsman, | | |
| Secured Notes, 10%, 2008 | 6,000 [c] | 6,600 |
| | | **21,680** |
| **Consumer Products−.5%** | | |
| Amscan, | | |
| Sr. Sub. Notes, 8.75%, 2014 | 8,000 [b] | 8,160 |
| Playtex Products, | | |
| Sr. Sub. Notes, 9.375%, 2011 | 30,000 [c] | 29,850 |
| | | **38,010** |
| **Diversified Financial Service−1.4%** | | |
| FINOVA, | | |
| Notes, 7.5%, 2009 | 25,000 | 15,063 |
| Stena, | | |
| Sr. Notes, 7.5%, 2013 | 13,000 | 13,585 |
| Trump Casino Holdings/Funding, | | |
| First Priority Mortgage Notes, 11.625%, 2010 | 44,000 | 44,770 |
| Williams Holdings of Delaware, | | |
| Notes, 6.5%, 2008 | 37,000 [c] | 38,665 |
| | | **112,083** |

| Bonds and Notes (continued) | Principal Amount [a] | Value ($) |
|---|---:|---:|
| **Electric Utiliies−5.6%** | | |
| Allegheny Energy Statutory Trust 2001: | | |
| Secured Notes, 10.25%, 2007 | 1,241 [b] | 1,281 |
| Secured Notes, 10.25%, 2007 | 44,758 [b] | 49,681 |
| Allegheny Energy Supply, | | |
| Bonds, 8.25%, 2012 | 102,000 [b,c] | 102,765 |
| CMS Energy, | | |
| Sr. Notes, 9.875%, 2007 | 37,000 | 40,700 |
| Calpine: | | |
| Secured Notes, 8.5%, 2010 | 109,000 [b,c] | 97,010 |
| Secured Notes, 8.75%, 2013 | 37,000 [b,c] | 32,930 |
| Secured Notes, 9.875%, 2011 | 12,000 [b,c] | 11,160 |
| Calpine Generating: | | |
| Secured Notes, 7%, 2010 | 14,000 [b,d] | 13,160 |
| Secured Notes, 10.25%, 2011 | 3,000 [b,d] | 2,723 |
| Nevada Power, | | |
| Mortgage Notes, 6.5%, 2012 | 7,000 [b] | 6,983 |
| Reliant Resources: | | |
| Sr. Secured, Notes, 9.25%, 2010 | 44,000 | 47,300 |
| Sr. Secured Notes, 9.5%, 2013 | 20,000 [c] | 21,800 |
| Sierra Pacific Resources, | | |
| Sr. Notes, 8.625%, 2014 | 29,000 [b] | 29,435 |
| | | **456,928** |
| **Electrical & Electronics−1.6%** | | |
| Communications & Power Industries, | | |
| Sr. Sub. Notes, 8%, 2012 | 7,000 [b] | 7,175 |
| Dresser, | | |
| Sr. Sub. Notes, 9.375%, 2011 | 54,000 | 58,590 |
| Fisher Scientific International, | | |
| Sr. Sub. Notes, 8%, 2013 | 31,000 | 34,100 |
| Imax, | | |
| Sr. Notes, 9.625%, 2010 | 13,000 [b] | 13,195 |
| Rayovac, | | |
| Sr. Sub. Notes, 8.5%, 2013 | 6,000 | 6,450 |
| Superior Essex Communications, | | |
| Sr. Notes, 9%, 2012 | 15,000 [b,c] | 14,475 |
| | | **133,985** |
| **Entertainment−1.5%** | | |
| AMC Entertainment, | | |
| Sr. Sub. Notes, 9.875%, 2012 | 27,000 | 29,295 |
| Argosy Gaming, | | |
| Sr. Sub. Notes, 9%, 2011 | 21,000 [c] | 23,783 |

| Bonds and Notes (continued) | Principal Amount[a] | Value ($) |
|---|---|---|
| **Entertainment (continued)** | | |
| Bally Total Fitness, | | |
| Sr. Notes, 10.5%, 2011 | 36,000 [c] | 33,660 |
| Regal Cinemas, | | |
| Sr. Sub. Notes, Ser. B, 9.375%, 2012 | 5,000 | 5,950 |
| Six Flags, | | |
| Sr. Notes, 9.625%, 2014 | 27,000 [b,c] | 28,417 |
| | | **121,105** |
| **Environmental Control—1.5%** | | |
| Allied Waste, | | |
| Secured Notes, 6.375%, 2011 | 95,000 [b,c] | 94,525 |
| Capital Environmental Resource, | | |
| Sr. Sub. Notes, 9.5%, 2014 | 15,000 [b] | 15,450 |
| Synagro Technologies, | | |
| Sr. Sub. Notes, 9.5%, 2009 | 13,000 | 14,105 |
| | | **124,080** |
| **Food & Beverages—1.7%** | | |
| Agrilink Foods, | | |
| Sr. Sub. Notes, 11.875%, 2008 | 3,000 | 3,195 |
| Del Monte, | | |
| Sr. Sub. Notes, 8.625%, 2012 | 28,000 | 31,080 |
| Dole Food: | | |
| Debs., 8.75%, 2013 | 9,000 | 9,675 |
| Sr. Notes, 8.625%, 2009 | 12,000 [c] | 12,900 |
| Sr. Notes, 8.875%, 2011 | 18,000 | 19,260 |
| Land O'Lakes, | | |
| Sr. Notes, 8.75%, 2011 | 51,000 [c] | 48,960 |
| National Beef Packing, | | |
| Sr. Notes, 10.5%, 2011 | 12,000 [b] | 12,960 |
| | | **138,030** |
| **Foreign/Governmental—1.2%** | | |
| Federative Republic of Brazil, | | |
| Bonds, 11%, 2040 | 27,000 | 25,245 |
| Republic of Argentina, | | |
| Gtd. Bonds, Ser. L-GP, 6%, 2023 | 36,000 | 18,855 |
| Republic of Peru, | | |
| Bonds, 8.375%, 2016 | 38,000 | 36,100 |
| Republic of Costa Rica, | | |
| Bonds, 6.548%, 2014 | 20,000 | 18,900 |
| | | **99,100** |

| Bonds and Notes (continued) | Principal Amount [a] | Value ($) |
|---|---|---|
| **Gaming & Lodging–4.3%** | | |
| Coast Hotels & Casinos, | | |
| Sr. Sub. Notes, 9.5%, 2009 | 18,000 | 19,013 |
| Inn of the Mountain Gods Resort & Casino, | | |
| Sr. Notes, 12%, 2010 | 25,000 [b] | 27,500 |
| John Q Hamons Hotels/Finance, | | |
| First Mortgage Notes, Ser. B, 8.875%, 2012 | 25,000 | 27,625 |
| Kerzner International, | | |
| Notes, 8.875%, 2011 | 6,000 | 6,690 |
| MGM Mirage, | | |
| Notes, 8.5%, 2010 | 25,000 | 28,312 |
| Mandalay Resort: | | |
| Sr. Notes, 6.5%, 2009 | 24,000 [c] | 25,200 |
| Sr. Sub. Notes, Ser. B, 10.25%, 2007 | 50,000 | 58,375 |
| Mohegan Tribal Gaming Authority: | | |
| Sr. Sub. Notes, 6.375%, 2009 | 25,000 | 25,625 |
| Sr. Sub. Notes, 8.375%, 2011 | 12,000 | 13,140 |
| Park Place Entertainment: | | |
| Sr. Sub. Notes, 7.875%, 2010 | 15,000 [c] | 16,275 |
| Sr. Sub. Notes, 8.875%, 2008 | 15,000 | 16,762 |
| Resorts International Hotel and Casino, | | |
| First Mortgage, 11.5%, 2009 | 46,000 | 51,520 |
| Turning Stone Casino Entertainment, | | |
| Sr. Notes, 9.125%, 2010 | 10,000 [b] | 10,825 |
| Wynn Las Vegas, | | |
| Second Mortgage, 12%, 2010 | 21,000 | 25,200 |
| | | **352,062** |
| **Health Care–3.1%** | | |
| Extendicare Health Services, | | |
| Sr. Notes, 9.5%, 2010 | 11,000 [c] | 12,265 |
| Hanger Orthopedic, | | |
| Sr. Notes, 10.375%, 2009 | 19,000 | 21,280 |
| Healthsouth: | | |
| Sr. Notes, 6.875%, 2005 | 13,000 | 13,065 |
| Sr. Notes, 7%, 2008 | 39,000 | 38,805 |
| Mariner Health Care, | | |
| Sr. Sub. Notes, 8.25%, 2013 | 17,000 [b] | 17,255 |
| Province Healthcare, | | |
| Sr. Sub. Notes, 7.5%, 2013 | 42,000 | 41,370 |
| Tenet Healthcare: | | |
| Notes, 7.375%, 2013 | 72,000 [c] | 65,520 |
| Sr. Notes, 5%, 2007 | 15,000 [c] | 13,875 |

| Bonds and Notes (continued) | | Principal Amount [a] | Value ($) |
|---|---|---|---|
| **Health Care (continued)** | | | |
| Triad Hospitals, | | | |
| Sr. Sub. Notes, 7%, 2013 | | 28,000 [c] | 27,230 |
| | | | **250,665** |
| **Machinery—.8%** | | | |
| Case New Holland: | | | |
| Sr. Notes, 9.25%, 2011 | | 30,000 [b] | 33,600 |
| Terex, | | | |
| Sr. Sub. Notes, Ser. B, 10.375%, 2011 | | 25,000 | 28,563 |
| | | | **62,163** |
| **Manufacturing—1.6%** | | | |
| Hexcel, | | | |
| Sr. Sub. Notes, 9.75%, 2009 | | 46,000 | 48,530 |
| JB Poindexter & Co., | | | |
| Sr. Notes, 8.75%, 2014 | | 33,000 [b] | 33,990 |
| Tyco International, | | | |
| Gtd. Notes, 6.375%, 2005 | | 44,000 | 45,783 |
| | | | **128,303** |
| **Media—8.7%** | | | |
| CSC: | | | |
| Sr. Notes, 6.75%, 2012 | | 50,000 [b] | 49,875 |
| Sr. Sub. Debs., 9.875%, 2023 | | 75,000 | 78,562 |
| Charter Communications Holdings/Capital: | | | |
| Sr. Discount Notes, 0/11.75%, 2011 | | 22,000 [g] | 14,465 |
| Sr. Notes, 8.75%, 2013 | | 32,000 [b,c] | 31,680 |
| Sr. Notes, 10.25%, 2010 | | 51,000 [b] | 52,785 |
| Sr. Notes, 10.75%, 2009 | | 150,000 | 132,375 |
| Dex Media West/Finance, | | | |
| Sr. Sub. Notes, 9.875%, 2013 | | 20,000 [b] | 22,000 |
| Diamond, | | | |
| Notes, 10%, 2008 | GBP | 12,000 | 22,238 |
| Granite Broadcasting, | | | |
| Secured Notes, 9.75%, 2010 | | 26,000 [b] | 25,610 |
| Gray Television, | | | |
| Sr. Sub. Notes, 9.25%, 2011 | | 6,000 [c] | 6,750 |
| LBI Media, | | | |
| Sr. Discount Notes, 0/11%, 2013 | | 19,000 [g] | 13,490 |
| Lodgenet Entertainment, | | | |
| Sr. Sub. Debs., 9.5%, 2013 | | 5,000 [c] | 5,525 |
| Nexstar Finance: | | | |
| Sr. Sub. Notes, 7%, 2014 | | 44,000 [b] | 43,120 |
| Sr. Discount Notes, 0/11.375%, 2013 | | 15,000 [g] | 11,175 |

| Bonds and Notes (continued) | Principal Amount [a] | Value ($) |
|---|---|---|
| **Media (continued)** | | |
| NTL, | | |
| Debs., 11.2%, 2007 | 75,000 | 75,562 |
| Paxson Communications, | | |
| Sr. Sub. Notes, 10.75%, 2008 | 50,000 | 53,000 |
| Spanish Broadcasting System, | | |
| Sr. Sub. Notes, 9.625%, 2009 | 68,000 | 72,250 |
| | | **710,462** |
| **Mining & Metals−1.7%** | | |
| AK Steel: | | |
| Sr. Notes, 7.75%, 2012 | 39,000 [c] | 35,295 |
| Sr. Notes, 7.875%, 2009 | 14,000 [c] | 12,950 |
| Consol Energy, | | |
| Notes, 7.875%, 2012 | 42,000 | 44,426 |
| Ispat Inland ULC, | | |
| Sr, Secured Notes, 9.75%, 2014 | 42,000 [b] | 43,050 |
| | | **135,721** |
| **Oil & Gas−4.1%** | | |
| Hanover Compressor, | | |
| Sr. Notes, 8.625%, 2010 | 13,000 | 13,845 |
| Hanover Equipment Trust, | | |
| Sr. Secured Notes, Ser. B, 8.75%, 2011 | 62,000 | 66,960 |
| McMoRan Exploration, | | |
| Sr. Notes, 6%, 2008 | 61,000 [b] | 84,561 |
| Nuevo Energy, | | |
| Sr. Sub. Notes, Ser. B, 9.375%, 2010 | 79,000 | 88,085 |
| Premcor Refining, | | |
| Sr. Notes, 9.25%, 2010 | 13,000 | 14,820 |
| Wiser Oil, | | |
| Sr. Sub Notes, 9.5%, 2007 | 65,000 | 65,163 |
| | | **333,434** |
| **Packaging & Containers−2.3%** | | |
| Graham Packaging, | | |
| Sr. Sub. Notes, Ser. B, 8.75%, 2008 | 21,000 | 21,262 |
| Owens-Brockway: | | |
| Sr. Notes, 8.25%, 2013 | 5,000 | 5,187 |
| Sr. Secured Notes, 8.875%, 2009 | 15,000 | 16,369 |
| Sr. Secured Notes, 7.75%, 2011 | 15,000 | 15,787 |
| Pliant: | | |
| Sr. Secured Discount Notes, 0/11%, 2009 | 21,000 [b,c,g] | 17,640 |
| Sr. Secured Notes, 11.125%, 2009 | 6,000 | 6,420 |
| Sr. Sub. Notes, 13%, 2010 | 13,000 | 11,830 |

| Bonds and Notes (continued) | Principal Amount[a] | Value ($) |
|---|---|---|
| **Packaging & Containers (continued)** | | |
| Stone Container: | | |
| Sr. Notes, 8.375%, 2012 | 9,000 [c] | 9,720 |
| Sr. Notes, 9.75%, 2011 | 34,000 | 37,910 |
| Tekni-Plex, | | |
| Sr. Sub. Notes, Ser. B, 12.75%, 2010 | 45,000 | 45,675 |
| | | **187,800** |
| **Paper & Forest Products—1.9%** | | |
| Appleton Papers, | | |
| Sr. Sub. Notes, Ser. B, 12.5%, 2008 | 15,000 | 16,950 |
| Buckeye Technologies, | | |
| Sr. Notes, 8.5%, 2013 | 15,000 | 16,050 |
| Georgia-Pacific: | | |
| Sr. Notes, 7.375%, 2008 | 25,000 | 27,313 |
| Sr. Notes, 8.875%, 2010 | 37,000 | 42,920 |
| Sr. Notes, 9.375%, 2013 | 46,000 | 53,705 |
| | | **156,938** |
| **Pipelines—5.3%** | | |
| ANR Pipeline, | | |
| Notes, 8.875%, 2010 | 30,000 | 33,300 |
| Dynegy: | | |
| Secured Notes, 9.875%, 2010 | 73,000 [b] | 79,570 |
| Secured Notes, 10.125%, 2013 | 76,000 [b,c] | 83,600 |
| El Paso Production, | | |
| Sr. Notes, 7.75%, 2013 | 30,000 | 28,650 |
| Leviathan Gas Pipeline Partners, | | |
| Sr. Sub. Notes, 10.375%, 2009 | 14,000 | 14,700 |
| Southern Natural Gas, | | |
| Notes, 8.875%, 2010 | 25,000 [c] | 27,750 |
| Williams Cos: | | |
| Notes, 6.5%, 2006 | 47,000 | 49,409 |
| Notes, 6.625%, 2004 | 50,000 [c] | 51,000 |
| Putable Asset Term Securities, | | |
| Ser. A, 6.75%, 2006 | 31,000 | 32,589 |
| Sr. Notes, 8.625%, 2010 | 26,000 | 28,730 |
| | | **429,298** |
| **Retail—.9%** | | |
| JC Penney, | | |
| Sr. Notes, 8%, 2010 | 19,000 | 21,755 |
| Remington Arms, | | |
| Sr. Notes, 10.5%, 2011 | 5,000 | 5,000 |

| Bonds and Notes (continued) | Principal Amount [a] | Value ($) |
|---|---|---|
| **Retail (continued)** | | |
| Rite Aid: | | |
| Sr. Secured Notes, 8.125%, 2010 | 15,000 | 16,275 |
| Sr. Secured Notes, 12.5%, 2006 | 12,000 | 13,860 |
| VICORP Restaurants, | | |
| Sr. Notes, 10.5%, 2011 | 15,000 [b] | 14,925 |
| | | **71,815** |
| **Structured Index—16.5%** | | |
| DJ TRAC-X NA: | | |
| Credit Linked Trust Ctfs., 6.05%, 2009 | 1,070,000 [b,c,h] | 1,053,950 |
| Credit Linked Trust Ctfs., 7.375%, 2009 | 15,000 [b,h] | 14,681 |
| Credit Linked Trust Ctfs., 8%, 2009 | 288,000 [b,c,h] | 281,520 |
| | | **1,350,151** |
| **Technology—.6%** | | |
| AMI Semiconductor, | | |
| Sr. Sub. Notes, 10.75%, 2013 | 16,000 | 18,840 |
| Amkor Technology, | | |
| Sr. Notes, 9.25%, 2008 | 25,000 | 26,875 |
| | | **45,715** |
| **Telecommunications—6.5%** | | |
| ACC Escrow, | | |
| Sr. Notes, Ser. B, 10%, 2011 | 18,000 [c] | 17,460 |
| American Tower: | | |
| Sr. Notes, 9.375%, 2009 | 60,000 | 64,650 |
| Sr. Notes, 7.5%, 2012 | 39,000 [b] | 37,830 |
| Sr. Sub. Notes, 7.25%, 2011 | 13,000 [b] | 13,357 |
| American Tower Escrow, | | |
| Discount Notes, 0%, 2008 | 10,000 | 7,325 |
| Crown Castle International: | | |
| Sr. Notes, 7.5%, 2013 | 20,000 | 20,050 |
| Sr. Notes, 10.75%, 2011 | 25,000 [c] | 28,500 |
| Sr. Notes, Ser. B, 7.5%, 2013 | 18,000 [c] | 18,045 |
| Fairpoint Communications, | | |
| Sr. Notes, 11.875%, 2010 | 6,000 | 7,050 |
| Innova S de RL, | | |
| Notes, 9.375%, 2013 | 23,000 | 25,099 |
| MJD Communications, | | |
| Floating Rate Notes, Ser. B, 5.557%, 2008 | 70,000 [d] | 59,850 |

| Bonds and Notes (continued) | Principal Amount [a] | Value ($) |
|---|---|---|
| **Telecommunications (continued)** | | |
| Nextel Partners, | | |
| Sr. Notes, 12.5%, 2009 | 14,000 | 16,450 |
| Pegasus Satellite Communications, | | |
| Sr. Notes, 12.375%, 2006 | 73,000 | 51,465 |
| Qwest: | | |
| Bank Note, Ser. A, 6.5%, 2007 | 38,000 [d] | 39,472 |
| Bank Note, Ser. B, 6.95%, 2010 | 2,000 [d] | 1,995 |
| SBA Communications, | | |
| Sr. Discount Notes, 0/9.75%, 2011 | 88,000 [b,g] | 65,560 |
| Spectrasite, | | |
| Sr. Notes, 8.25%, 2010 | 19,000 [c] | 20,045 |
| U.S. Unwired, | | |
| Sr. Sub. Discount Notes, Ser. B, 0/13.375%, 2009 | 14,000 [g] | 14,000 |
| Western Wireless, | | |
| Sr. Notes, 9.25%, 2013 | 18,000 [c] | 18,585 |
| | | **526,788** |
| **Textiles & Apparrel−.4%** | | |
| Dan River, | | |
| Sr. Notes, 12.75%, 2009 | 28,000 [b,c,e] | 7,420 |
| Levi Strauss & Co., | | |
| Sr. Notes, 12.25%, 2012 | 31,000 [c] | 27,900 |
| | | **35,320** |
| **Transportation−1.1%** | | |
| Atlantic Express Transportation, | | |
| Units, 12%, 2008 | 23,000 [b] | 23,230 |
| CHC Helicopter, | | |
| Sr. Sub. Notes, 7.375%, 2014 | 23,000 [b,c] | 23,403 |
| TFM, S.A. de C.V., | | |
| Sr. Notes, 10.25%, 2007 | 41,000 | 42,845 |
| | | **89,478** |
| **U.S. Government Agencies−.0%** | | |
| Federal Home Loan Mortgage Corp., | | |
| Multiclass Mortgage Participation Ctfs., REMIC, | | |
| Ser. 2518, Cl. 1B, 5.5%, 9/15/2021 | | |
| (Interest Only Obligation) | 454,185 [i] | **3,548** |
| **Total Bonds and Notes** | | |
| (cost $6,560,694) | | **6,761,638** |

| Preferred Stocks−1.3% | Shares | Value ($) |
|---|---|---|
| **Diversified Financial Service−.1%** | | |
| Williams Holdings Of Delaware,<br>  Cum. Conv., $2.75 | 90 [b] | **6,019** |
| **Media−1.2%** | | |
| Paxson Communications,<br>  Cum. Conv., $975 | 79 [b] | 62,399 |
| Spanish Broadcasting System,<br>  Cum. Conv. Ser. A, $107.5 | 39 | 38,894 |
| | | **101,293** |
| **Total Preferred Stocks**<br>  (cost $57,229) | | **107,312** |

| Common Stocks−.0 % | | |
|---|---|---|
| **Oil & Gas−0.0%** | | |
| Link Energy,<br>  (cost $49,129) | 3,881 | **582** |

| Other Investments−12.4% | | |
|---|---|---|
| **Registered Investment Companies:** | | |
| Dreyfus Institutional Cash Advantage Fund | 338,667 [j] | 338,667 |
| Dreyfus Institutional Cash Advantage Plus Fund | 338,667 [j] | 338,667 |
| Dreyfus Institutional Preferred Plus Money Market Fund | 338,666 [j] | 338,666 |
| **Total Other Investments**<br>  (cost $1,016,000) | | **1,016,000** |

| Investment of Cash Collateral for Securities Loaned—34.3% | Shares | Value ($) |
|---|---|---|
| **Registered Investment Company;** | | |
| Dreyfus Institutional Preferred Money Market Fund (cost $2,799,970) | 2,799,970 [j] | **2,799,970** |
| **Total Investments** (cost $10,483,022) | **130.9%** | **10,685,502** |
| **Liabilities, Less Cash and Receivables** | **(30.9%)** | **(2,524,753)** |
| **Net Assets** | **100.0%** | **8,160,749** |

[a]   Principal amount stated in U.S Dollars unless otherwise noted.
GBP-British Pound Sterling

[b]   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At April 30, 2004, these securities amounted to $2,959,453 or 36.3% of net assets.

[c]   All of these securities are on loan. At April 30, 2004, the total market value of the fund's securities on loan is $2,698,813 and the total market value of the collateral held by the fund is $2,799,970.

[d]   Variable rate security—interest rate subject to periodic change.

[e]   Non-income producing—security in default.

[f]   Units represent bond with warrants attached to purchase common stock.

[g]   Zero coupon until a specified date at which time the stated coupon rate becomes effective until maturity.

[h]   Security linked to a portfolio of debt securities.

[i]   Notional face amount shown.

[j]   Investments in affiliated money market mutual funds.

# STATEMENT OF ASSETS AND LIABILITIES

April 30, 2004 (Unaudited)

|  | Cost | Value |
|---|---|---|
| **Assets ($):** | | |
| Investments in securities–See Statement of Investments (including securities on loan, valued at $2,698,813)–Note 1(c) | | |
|    Unaffiliated issuers | 6,667,052 | 6,869,532 |
|    Affiliated issuers | 3,815,970 | 3,815,970 |
| Cash | | 35,736 |
| Dividends and interest receivable | | 139,765 |
| Receivable for shares of Beneficial Interest subscribed | | 127,400 |
| Receivable for investment securities sold | | 58,452 |
| | | **11,046,855** |
| **Liabilities ($):** | | |
| Payable for investment securities purchased | | 86,136 |
| Liability for securities on loan–Note 1(c) | | 2,799,970 |
| | | **2,886,106** |
| **Net Assets ($)** | | **8,160,749** |
| **Composition of Net Assets ($):** | | |
| Paid-in capital | | 7,740,669 |
| Accumulated undistributed investment income | | 60,043 |
| Accumulated net realized gain (loss) on investments | | 157,574 |
| Accumulated net unrealized appreciation (depreciation) on investments | | 202,463 |
| **Net Assets ($)** | | **8,160,749** |
| **Shares Outstanding** | | |
| (unlimited number of $.001 par value shares of Beneficial Interest authorized) | | 604,564 |
| **Net Asset Value,** offering and redemption price per share ($) | | **13.50** |

*See notes to financial statements.*

# STATEMENT OF OPERATIONS

Six Months Ended April 30, 2004 (Unaudited)

| | |
|---|---|
| **Investment Income ($):** | |
| **Income:** | |
| Interest | 294,834 |
| Cash dividends: | |
|   Unaffiliated issuers | 4,877 |
|   Affiliated issuers | 4,494 |
| Income from securities lending | 1,443 |
| **Total Income** | **305,648** |
| **Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):** | |
| Net realized gain (loss) on investments | 162,025 |
| Net realized gain (loss) on swap transactions | (1,702) |
| **Net Realized Gain (Loss)** | **160,323** |
| Net unrealized appreciation (depreciation) on investments | (133,848) |
| **Net Realized and Unrealized Gain (Loss) on Investments** | **26,475** |
| **Net Increase in Net Assets Resulting from Operations** | **332,123** |

*See notes to financial statements.*

# STATEMENT OF CHANGES IN NET ASSETS

| | Six Months Ended<br>April 30, 2004<br>(Unaudited) | Year Ended<br>October 31, 2003 |
|---|---|---|
| **Operations ($):** | | |
| Total income | 305,648 | 583,486 |
| Net realized gain (loss) on investments | 160,323 | 301,575 |
| Net unrealized appreciation<br>(depreciation) on investments | (133,848) | 773,272 |
| **Net Increase (Decrease) in Net Assets<br>Resulting from Operations** | **332,123** | **1,658,333** |
| **Dividends to Shareholders from ($):** | | |
| Investment income | (299,128) | (576,662) |
| Net realized gain on investments | (304,948) | (27,185) |
| **Total Dividends** | **(604,076)** | **(603,847)** |
| **Beneficial Interest Transactions ($):** | | |
| Net proceeds from shares sold | 1,346,743 | 81,358 |
| Dividends reinvested | 589,824 | 603,847 |
| Cost of shares redeemed | (603) | (3,588) |
| **Increase (Decrease) in Net Assets<br>from Beneficial Interest Transactions** | **1,935,964** | **681,617** |
| **Total Increase (Decrease) in Net Assets** | **1,664,011** | **1,736,103** |
| **Net Assets ($):** | | |
| Beginning of Period | 6,496,738 | 4,760,635 |
| **End of Period** | **8,160,749** | **6,496,738** |
| Undistributed investment income | 60,043 | 53,523 |
| **Capital Share Transactions (Shares):** | | |
| Shares sold | 98,063 | 6,036 |
| Shares issued for dividends reinvested | 43,293 | 47,147 |
| Shares redeemed | (44) | (260) |
| **Net Increase (Decrease) in Shares Outstanding** | **141,312** | **52,923** |

*See notes to financial statements.*

## FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

| | Six Months Ended April 30, 2004 (Unaudited) | Year Ended October 31, | |
| --- | --- | --- | --- |
| | | 2003 | 2002[a] |
| **Per Share Data ($):** | | | |
| Net asset value, beginning of period | 14.02 | 11.60 | 12.50 |
| Investment Operations: | | | |
| Investment income[b] | .57 | 1.33 | .49 |
| Net realized and unrealized gain (loss) on investments | .11 | 2.49 | (1.08) |
| Total from Investment Operations | .68 | 3.82 | (.59) |
| Distributions: | | | |
| Dividends from investment income | (.58) | (1.33) | (.31) |
| Dividends from net realized gain on investments | (.62) | (.07) | – |
| Total Distributions | (1.20) | (1.40) | (.31) |
| Net asset value, end of period | 13.50 | 14.02 | 11.60 |
| **Total Return (%)[c]** | 4.98[d] | 34.71 | (4.73)[d,e] |
| **Ratios/Supplemental Data (%):** | | | |
| Ratio of investment income to average net assets | 8.39[f] | 10.20 | 3.50[d] |
| Portfolio Turnover Rate | 54.29[d] | 337.85 | 198.61[d] |
| Net Assets, end of period ($ x 1,000) | 8,161 | 6,497 | 4,761 |

[a]  *From June 6, 2002 (commencement of operations) to October 31, 2002.*
[b]  *Based on average shares outstanding at each month end.*
[c]  *Exclusive of wrap fee charges. In addition, all fund level expenses are borne by the Distributor.*
[d]  *Not annualized.*
[e]  *Calculated based on net asset value on the close of business on June 10, 2002 (commencement of initial offering) to October 31, 2002.*
[f]  *Annualized.*
*See notes to financial statements.*

### NOTE 1—Significant Accounting Policies:

Dreyfus High Yield Shares (the "fund") is a separate non-diversified series of Dreyfus Fixed Income Securities (the "Company"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering two series, including the fund. The fund's investment objective is to provide investors with maximum total return consistent with the preservation of capital and prudent investment management. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor") is the distributor of the fund's shares. Mellon Bank, N.A., an affiliate of the Manager, serves as custodian of the fund's assets. Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, serves as transfer and dividend disbursing agent for the fund.

As of April 30, 2004, MBC Investment Corp., an indirect subsidiary of Mellon Financial, held 498,621 shares of the fund.

The Company accounts separately for the assets, liabilities and operations of each series. Shares of each fund may be purchased only through "wrap fee" programs sponsored by investment advisors or broker/dealers ("financial representatives"). Typically, participants in these programs pay an all-inclusive "wrap" fee to their financial representative. Pursuant to an agreement between the Distributor and the fund, all expenses (including but not limited to management, shareholder servicing, transfer and dividend disbursing agency, custody, trustee and professional fees) incurred in the operations of the fund are the responsibility of the Distributor. The program sponsors have agreed to pay the Distributor for services it provides in connection with an investment in the fund.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

**(a) Portfolio valuation:** Investments in securities (excluding short-term investments (other than U.S. Treasury Bills), financial futures, options and swaps) are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are valued as determined by the Service, based on methods which include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Securities for which there are no such valuations are valued at fair value as determined in good faith under the direction of the Board of Trustees. Short-term investments, excluding U.S. Treasury Bills, are carried at amortized cost, which approximates value. Financial futures and options, which are traded on an exchange, are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day. Options traded over-the-counter are priced

at the mean between the bid prices and asked prices. Swap transactions are valued daily based upon future cash flows and other factors, such as interest rates and underlying securities. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange.

**(b) Foreign currency transactions:** The fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in the market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amount of dividends, interest and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

**(c) Securities transactions and investment income:** Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, amortization of discount and premium on investments, is recognized on the accrual basis. Under the terms of the custody agreement, the fund received net earnings credits of $75 during the period ended April 30, 2004. Income earned under this arrangement is included in interest income.

The fund may lend securities to qualified institutions. At origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned.

Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager as shown in the fund's Statement of Investments. The fund will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

**(d) Affiliated issuers:** Issuers in which the fund held investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

**(e) Dividends to shareholders:** Dividends are recorded on the ex-dividend date. Dividends from investment income-net are declared and paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, if any, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

On April 30, 2004, the Board of Trustees declared a cash dividend of $.090 per share from undistributed investment income-net, payable on May 3, 2004 (ex-dividend date), to shareholders of record as of the close of business on April 30, 2004.

**(f) Federal income taxes:** It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The tax character of distributions paid to shareholders during the fiscal year ended October 31, 2003 was as follows: ordinary income $603,847. The tax character of current year distributions, if any, will be determined at the end of the current fiscal year.

### NOTE 2—Bank Lines of Credit:

The fund may borrow up to $1.5 million for leveraging purposes under a short-term unsecured line of credit and participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended April 30, 2004, the fund did not borrow under either line of credit.

### NOTE 3—Other Transactions With Affiliates:

Pursuant to an exemptive order from the Securities and Exchange Commission, the fund may invest its available cash balances in affiliated money market mutual funds as shown in the fund's Statement of Investments. Management fees of the underlying money market mutual funds have been waived by the Manager. During the period ended April 30, 2004, the fund derived $4,494 in income from these investments, which is included in dividend income in the fund's Statement of Operations.

### NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales (including paydowns) of investment securities, excluding short-term securities and swap transactions during the period ended April 30, 2004, amounted to $4,434,063 and $3,361,677, respectively.

The fund may enter into swap agreements to exchange the interest rate on, or return generated by, one nominal instrument for the return generated by another nominal instrument.

Credit default swaps involve commitments to pay a fixed interest rate in exchange for payment if a credit event affecting a third party (the referenced company) occurs. Credit events may include a failure to pay interest or principal, bankruptcy, or restructuring. Net periodic interest payments to be received or paid are accrued daily and are recorded in net realized gain (loss) on swap transactions in the Statement of Operations. Credit default swaps are marked-to-market daily and the change, if any, is recorded as unrealized appreciation or depreciation in the Statement of Operations. At April 30, 2004, there were no credit default swaps outstanding.

Realized gains and losses on maturity or termination of swaps are presented in the Statement of Operations. Risks may arise upon entering into these agreements from the potential inability of the counterparties to meet the terms of the agreement and are generally limited to the amount of net payments to be received, if any, at the date of default.

At April 30, 2004, accumulated net unrealized appreciation on investments was $202,480, consisting of $424,706 gross unrealized appreciation and $222,226 gross unrealized depreciation.

At April 30, 2004, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

### NOTE 5—Legal Matters:

Two class actions have been filed against Mellon Financial and Mellon Bank, N.A., and Dreyfus and Founders Asset Management LLC (the "Investment Advisers"), and the directors of all or substantially all of the Dreyfus funds, alleging that the Investment Advisers improperly used assets of the Dreyfus funds, in the form of directed brokerage commissions and 12b-1 fees, to pay brokers to promote sales of Dreyfus funds, and that the use of fund assets to make these payments

was not properly disclosed to investors. The complaints further allege that the directors breached their fiduciary duties to fund shareholders under the Investment Company Act of 1940 and at common law. The complaints seek unspecified compensatory and punitive damages, rescission of the funds' contracts with the Investment Advisers, an accounting of all fees paid, and an award of attorneys' fees and litigation expenses. Dreyfus and the Dreyfus funds believe the allegations to be totally without merit and will defend the actions vigorously.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Dreyfus funds believe that any of the pending actions will have a material adverse effect on the Dreyfus funds or Dreyfus' ability to perform its contracts with the Dreyfus funds.

# For More Information

Dreyfus
**High Yield Shares**
200 Park Avenue
New York, NY 10166

**Manager**

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

**Custodian**

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

**Distributor**

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

To obtain information:

**By telephone**
Call 1-800-645-6561

**By mail**  Write to:
The Dreyfus Family of Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144

A description of the policies
and procedures that the fund
uses to determine how to
vote proxies relating to
portfolio securities is
available, without charge,
by calling the telephone
number listed above, or by
visiting the SEC's website at
http://www.sec.gov

# Dreyfus
# Mortgage Shares

**SEMIANNUAL REPORT** April 30, 2004



YOU, YOUR ADVISOR AND

**Dreyfus**

A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

# Contents



## LETTER FROM THE CHAIRMAN

Dear Shareholder:

This semiannual report for Dreyfus Mortgage Shares covers the six-month period from November 1, 2003, through April 30, 2004. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with Gerald E. Thunelius, portfolio manager and Director of the Dreyfus Taxable Fixed Income Team that manages the fund.

Positive economic data continued to accumulate during the reporting period, as consumers, flush with extra cash from federal tax refunds and mortgage refinancing, continued to spend. At the same time, recent evidence of stronger job growth supports the view that corporations have become more willing to spend and invest. As a result, fixed-income investors have apparently grown concerned that long-dormant inflationary pressures could resurface.

Although our analysts and portfolio managers work hard to identify trends that may move the markets, no one can know with complete certainty what lies ahead for the U.S. economy and the bond market. As always, we encourage you to review your investments regularly with your financial advisor, who may be in the best position to suggest ways to position your portfolio for the opportunities and challenges of today's financial markets.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
May 17, 2004



## DISCUSSION OF FUND PERFORMANCE

Gerald E. Thunelius, Director and Senior Portfolio Manager
Dreyfus Taxable Fixed Income Team

### How did Dreyfus Mortgage Shares perform relative to its benchmark?

For the six-month period ended April 30, 2004, the fund achieved a total return of 5.25% and distributed aggregate income dividends totaling $0.2033 per share.[1] The fund's benchmark, the Lehman Brothers Fixed Rate Mortgage Backed Securities Index, achieved a total return of 1.39% for the same period.[2] In addition, the average total return of all funds reported in the Lipper U.S. Mortgage Funds category was 1.11%.[3]

Although mortgage-backed securities were affected during the reporting period by high levels of mortgage-refinancing activity, as homeowners took advantage of low interest rates to prepay existing mortgages, steady demand from institutional investors seeking attractive yields supported their prices. The fund produced a higher return than its benchmark and Lipper category average, primarily due to its emphasis on securities that are relatively insensitive to prepayment risk.

### What is the fund's investment approach?

The fund seeks as high a level of current income as is consistent with the preservation of capital. The fund invests at least 80% of its assets in mortgage-related securities. The remainder may be allocated to other fixed-income securities, including asset-backed and U.S. government agency securities, U.S. Treasuries, and repurchase agreements.

We use a four-step investment approach:

• *Prepayment trend analysis.* We carefully review the extent to which homeowners are likely to prepay their mortgages because of home sales or refinancing, as a sharp increase or decrease in this trend would adversely affect returns provided by the fund's mortgage-backed holdings.

- *Option-adjusted spread analysis.* This analytical tool compares the early redemption or extension characteristics of different mortgage-backed securities with other securities, such as U.S. Treasuries. This analysis helps us measure the relative risk that different types of mortgage-backed securities may have versus their expected total return.

- *Cash flow structure analysis.* This helps us determine the predictability and security of cash flows provided by different bond structures. We analyze the benefits of 30- and 15-year fixed-rate securities along with adjustable-rate mortgage securities ("ARMs").

- *Total-rate-of-return scenarios.* We calculate expected rates of return for each security relative to U.S. Treasury securities under different interest-rate scenarios over a six-month time frame. This helps us estimate which securities are likely to provide above-average returns in any given interest-rate environment.

### What other factors influenced the fund's performance?

The fund's return was affected by low interest rates, including the Federal Reserve Board's (the "Fed") reduction of the federal funds rate to 1% in late June 2003. As mortgage rates fell toward historical lows, a record number of homeowners refinanced their existing loans, effectively returning principal to bondholders and eroding returns from seasoned mortgage-backed securities. However, some of the eroding effects of lower interest rates were offset by rising demand for high-quality mortgage-backed securities from institutional investors, especially banks, which sought higher yields for deposits than U.S. Treasury securities could provide.

In this challenging market environment, we tended to emphasize securities that, in our judgment, were likely to withstand heightened market volatility more effectively. For example, we focused on certain tranches of Collateralized Mortgage Obligations ("CMOs"), including subordinated residential mortgages, which tend to be more sensitive to changes in perceived credit quality than interest rates. These securities benefited during the reporting period as the economy gained strength and consumers' credit profiles generally improved.

In addition, during the fall of 2003, we invested a portion of the fund's assets in GNMA securities composed of pools of mortgages from states, such as New York, where mortgage refinancing is relatively expensive because of high fees and taxes, and we de-emphasized those from states, such as Massachusetts, where there are fewer financial impediments to refinancing. We also tended to focus on securities backed by loans with other defensive characteristics, such as lower-coupon mortgages and mortgages with relatively low outstanding balances. We complemented the fund's holdings of residential mortgage-backed securities with commercial mortgages and asset-backed securities, which generally do not have provisions for prepayments and are not vulnerable to refinancing activity.

### What is the fund's current strategy?

Market conditions appeared to change rapidly and significantly in April 2004, after the release of data indicating a stronger U.S. labor market. Renewed concerns regarding potential inflationary pressures in the recovering economy contributed to sharply declining bond prices across most market sectors, including mortgage-backed securities. Just days after the end of the reporting period, the Fed appeared to move away from previous assurances that it could be "patient" before raising rates, stating instead that future rate hikes were likely to be "measured." Accordingly, we have attempted to reduce the fund's overall sensitivity to interest-rate changes by increasing its holdings of securities that historically have fared relatively well when interest rates rise moderately.

May 17, 2004

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

[2] *SOURCE: LIPPER INC. — Reflects the reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers Fixed Rate Mortgage Backed Securities Index tracks the performance of the mortgage pass-through securities of Fannie Mae (FNMA), Freddie Mac (FHLMC) and Ginnie Mae (GNMA). The index groups securities of individual pools of mortgage-backed securities into generic aggregates with each aggregate representing the outstanding pools for a given agency, program, issue year and coupon. The index does not include buydowns, graduated equity mortgages, project loans and CMOs. Securities that are included in the index are fixed-rate securities with a weighted average maturity of at least one year and at least $150 million par amount outstanding.*

[3] *Source: Lipper Inc.*

## STATEMENT OF INVESTMENTS

April 30, 2004 (Unaudited)

| Bonds and Notes–84.9% | Principal Amount ($) | Value ($) |
|---|---|---|
| **Asset-Backed / Automobile Receivables–.5%** | | |
| Navistar Financial Corp. Owner Trust, Ser. 2001-A, Cl. B, 5.59%, 2008 | 87,196 | **88,671** |
| **Asset-Backed Ctfs. / Credit Cards–.4%** | | |
| MBNA Master Credit Card Note Trust, Ser. 2002-C1, Cl. C1, 6.8%, 2014 | 59,000 | **64,213** |
| **Asset-Backed Ctfs. / Home Equity Loans–4.7%** | | |
| Ameriquest Mortgage Securities: | | |
| Ser. 2003-11, Cl. AF4, 5.07%, 2034 | 200,000 | 198,906 |
| Ser. 2004-FR1, Cl. A5, 4.455%, 2034 | 500,000 | 500,000 |
| Conseco Finance, Ser. 2001-D, Cl. A4, 5.53%, 2032 | 150,000 | 153,861 |
| | | **852,767** |
| **Commercial Mortgage Pass-Through Ctfs.–8.3%** | | |
| Banc of America Structured Notes, Ser. 2002-1A, Cl. A, 4.09%, 2014 | 200,000 a,b | 189,906 |
| Bear Stearns Commercial Mortgage Securities, Ser. 2003-BA1A, Cl. G, 2.7%, 2015 | 355,000 a,b | 354,445 |
| COMM, Ser. 2001-FL5A, Cl. G, 2.162%, 2013 | 200,000 a,b | 195,088 |
| CS First Boston Mortgage Securities, Ser. 1998-C1, Cl. A1A, 6.26%, 2040 | 89,561 | 92,837 |
| GE Capital Commercial Mortgage, Ser. 2004-C2, Cl. G, 5.326%, 2040 | 300,000 | 292,219 |
| Wachovia Bank Commercial Mortgage Trust: | | |
| Ser. 2002-WHL, Cl. L, 4.1%, 2015 | 250,000 a,b | 237,919 |
| Ser. 2003-WHL2, Cl. K, 4.6%, 2013 | 127,000 a,b | 128,930 |
| | | **1,491,344** |
| **Residential Mortgage Pass-Through Ctfs.–26.4%** | | |
| Bank of America Mortgage Securities, Ser. 2004-2, Cl. G, 5.239%, 2038 | 300,000 | 286,922 |
| Bank of America Mortgage Securities II, Ser. 2003-1, Cl. B4, 5.25%, 2018 | 94,280 a | 92,365 |
| Bank of America Mortgage Securities III: | | |
| Ser. 2002-3, Cl. B4, 6%, 2017 | 100,229 a | 103,200 |
| Ser. 2002-3, Cl. B5, 6%, 2017 | 100,229 a | 99,649 |
| Ser. 2003-8, Cl. B4, 5.5%, 2033 | 249,381 a | 200,752 |
| Ser. 2003-10, Cl. B4, 5%, 2019 | 97,502 a | 84,705 |
| Ser. 2004-3, Cl. B5, 4.875%, 2019 | 131,000 a | 95,610 |
| Ser. 2004-3, Cl. B6, 4.875%, 2019 | 132,241 a | 47,607 |

| Bonds and Notes (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| **Residential Mortgage Pass-Through Ctfs. (continued)** | | |
| Cendant Mortgage: | | |
| Ser. 2002-11P, Cl. B5, 5.549%, 2032 | 93,643 | 71,838 |
| Ser. 2003-2P, Cl. B5, 5.486%, 2033 | 115,012 | 85,666 |
| Countrywide Alternative Loan Trust, | | |
| Ser. 2002-7, Cl. B2, 7%, 2032 | 1,174,852 | 1,241,467 |
| Countrywide Home Loans: | | |
| Ser. 2003-15, Cl. B4, 4.874%, 2018 | 288,524 a | 221,036 |
| Ser. 2003-18, Cl. B3, 5.5%, 2033 | 296,468 | 256,593 |
| Ser. 2003-18, Cl. B5, 5.5%, 2033 | 988,228 | 345,880 |
| GMAC Mortgage Loan Trust: | | |
| Ser. 2003-J3, Cl. B3, 5%, 2018 | 286,933 a | 117,757 |
| Ser. 2003-J10, Cl. B2, 4.75%, 2019 | 203,812 a | 149,659 |
| Ser. 2003-J10, Cl. B3, 4.75%, 2019 | 102,357 a | 38,384 |
| Ser. 2004-J1, Cl. B3, 5.5%, 2034 | 601,033 a | 189,326 |
| Residential Asset Securitization Trust: | | |
| Ser. 2003-A12, Cl. B5, 5%, 2018 | 85,424 a | 66,511 |
| Ser. 2003-A12, Cl. B6, 5%, 2018 | 170,917 a | 68,726 |
| Residential Funding Mortgage Securities I: | | |
| Ser. 2003-S1, Cl. B2, 5%, 2018 | 143,215 a | 103,361 |
| Ser. 2003-S8, Cl. B1, 5%, 2018 | 242,723 a | 218,669 |
| Ser. 2004-S3, Cl. B2, 4.75%, 2019 | 113,682 a | 83,752 |
| Ser. 2004-S3, Cl. B3, 4.75%, 2019 | 227,481 a | 80,756 |
| Washington Mutual, | | |
| Ser. 2003-S7, Cl. B5, 4.5%, 2018 | 195,183 a | 144,923 |
| Wells Fargo Mortgage Backed Securities Trust: | | |
| Ser. 2002-F, Cl. B3, 5.467%, 2032 | 51,494 b | 49,949 |
| Ser. 2004-3, Cl. B5, 4.75%, 2019 | 249,079 a | 175,134 |
| Ser. 2004-3, Cl. B6, 4.75%, 2019 | 124,683 a | 46,495 |
| | | **4,766,692** |
| **U.S. Government Agencies/ Mortgage-Backed—44.6%** | | |
| Federal Home Loan Mortgage Corp., REMIC, Gtd. Multi-class Mortgage Participation Ctfs. (Interest Only Obligation): | | |
| Ser. 2574, Cl. IB, 5.5%, 5/15/2026 | 106,572 c | 18,242 |
| Ser. 2621, Cl. IO, 5%, 1/15/2026 | 1,000,000 c | 129,712 |
| Ser. 2638, Cl. IC, 5%, 5/15/2022 | 315,400 c | 55,270 |
| Ser. 2638, Cl. IN, 5%, 1/15/2019 | 1,000,000 c | 127,881 |
| Ser. 2645, Cl. ID, 5%, 12/15/2031 | 800,000 c | 278,810 |

| Bonds and Notes (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| **U.S. Government Agencies/ Mortgage-Backed (continued)** | | |
| Federal National Mortgage Association: | | |
| 6%, 11/1/2032 | 216,043 | 221,172 |
| 6.5%, 7/1/2032 | 421,717 | 439,154 |
| REMIC Trust, Gtd. Pass Through Ctfs. (Interest Only Obligation) | | |
| Ser. 2002-76, Cl. PI, 5.5%, 12/25/2025 | 511,669 c | 27,342 |
| Government National Mortgage Association I: | | |
| 5% | 2,300,000 d | 2,235,301 |
| 5.5% | 1,500,000 d | 1,500,465 |
| 5.5%, 12/15/2032-4/15/2034 | 2,498,169 | 2,502,067 |
| 6.5%, 3/15/2031 | 55,534 | 58,040 |
| (Interest Only Obligation) | | |
| Ser. 2003-62, Cl. GI, 5%, 4/20/2025 | 1,500,000 c | 149,126 |
| Government National Morgage Association II: | | |
| 3.5%, 8/20/2032 | 160,366 b | 161,531 |
| 6%, 1/20/2033 | 134,873 | 138,244 |
| | | **8,042,357** |
| **Total Bonds and Notes** (cost $15,342,991) | | **15,306,044** |

| Other Investments–18.0% | Shares | Value ($) |
|---|---|---|
| **Registered Investment Companies:** | | |
| Dreyfus Institutional Cash Advantage Fund | 1,079,334 e | 1,079,334 |
| Dreyfus Institutional Cash Advantage Plus Fund | 1,079,333 e | 1,079,333 |
| Dreyfus Institutional Preferred Plus Money Market Fund | 1,079,333 e | 1,079,333 |
| **Total Other Investments** (cost $3,238,000) | | **3,238,000** |

| Short-Term Investments−12.6% | Principal Amount ($) | Value ($) |
|---|---|---|
| **U.S. Tresury Bills:** | | |
| 1.02%, 7/08/2004 | 237,000 [f] | 236,598 |
| .945%, 7/15/2004 | 2,045,000 [f] | 2,041,135 |
| **Total Short-Term Investments** (cost $2,277,562) | | **2,277,733** |
| **Total Investments** (cost $20,858,553) | **115.5%** | **20,821,777** |
| **Liabilities, Less Cash and Receivables** | **(15.5%)** | **(2,795,758)** |
| **Net Assets** | **100.0%** | **18,026,019** |

[a] Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At April 30, 2004, these securities amounted to $3,534,665 or 19.6% of net assets.

[b] Variable rate security—interest rate subject to periodic change.

[c] Notional face amount shown.

[d] Purchased on a forward commitment basis.

[e] Investments in affiliated money market funds.

[f] Partially held by broker as collateral for open financial futures positions.

See notes to financial statements.

# STATEMENT OF FINANCIAL FUTURES

April 30, 2004 (Unaudited)

| | Contracts | Market Value Covered by Contracts ($) | Expiration | Unrealized Appreciation (Depreciation) at 4/30/2004 ($) |
|---|---|---|---|---|
| **Finacial Futures Long** | | | | |
| U.S. Treasury 5 Year Notes | 67 | 7,365,813 | June 2004 | (31,953) |
| **Finacial Futures Short** | | | | |
| U.S. Treasury 10 Year Notes | 30 | 3,315,000 | June 2004 | 63,984 |
| | | | | **32,031** |

*See notes to financial statements.*

# STATEMENT OF ASSETS AND LIABILITIES

April 30, 2004 (Unaudited)

|  | Cost | Value |
|---|---|---|
| **Assets ($):** | | |
| Investments in securities—See Statement of Investments | | |
|   Unaffiliated issuers | 17,620,553 | 17,583,777 |
|   Affiliated issuers | 3,238,000 | 3,238,000 |
| Receivable for investment securities sold | | 2,532,594 |
| Receivable for shares of Beneficial Interest subscribed | | 893,900 |
| Dividends and Interest receivable | | 98,406 |
| Paydowns receivable | | 5,204 |
| Receivable for futures variation margin—Note 4 | | 3,766 |
| Other assets | | 304 |
| | | **24,355,951** |
| **Liabilities ($):** | | |
| Cash overdraft due to Custodian | | 1,010,522 |
| Payable for investment securities purchased | | 5,319,410 |
| | | **6,329,932** |
| **Net Assets ($)** | | **18,026,019** |
| **Composition of Net Assets ($):** | | |
| Paid-in capital | | 17,678,058 |
| Accumulated undistributed investment income—net | | 71,825 |
| Accumulated net realized gain (loss) on investments | | 280,881 |
| Accumulated net unrealized appreciation (depreciation) on investments (including $32,031 net unrealized appreciation on financial futures) | | (4,745) |
| **Net Assets ($)** | | **18,026,019** |
| **Shares Outstanding** | | |
| (unlimited number of $.001 par value shares of Beneficial Interest authorized) | | 1,380,167 |
| **Net Asset Value,** offering and redemption price per share ($) | | **13.06** |

*See notes to financial statements.*

# STATEMENT OF OPERATIONS

Six Months Ended April 30, 2004

| | |
|---|---:|
| **Investment Income ($):** | |
| **Income:** | |
| Interest | |
| Dividends | 195,551 |
| Affiliated issuers | 11,681 |
| **Total Income** | **207,232** |
| **Realized and Unrealized Gain (Loss) on Investments–Note 3 ($):** | |
| Net realized gain (loss) on investments | 311,459 |
| Net realized gain (loss) on financial futures | (48,244) |
| **Net Realized Gain (Loss)** | **263,215** |
| Net unrealized appreciation (depreciation) on investments (including $54,734 net unrealized appreciation on financial futures) | 45,752 |
| **Net Realized and Unrealized Gain (Loss) on Investments** | **308,967** |
| **Net Increase in Net Assets Resulting from Operations** | **516,199** |

*See notes to financial statements.*

# STATEMENT OF CHANGES IN NET ASSETS

| | Six Months Ended April 30, 2004 (Unaudited) | Year Ended October 31, 2003 |
|---|---|---|
| **Operations ($):** | | |
| Total income | 207,232 | 261,335 |
| Net realized gain (loss) on investments | 263,215 | 159,887 |
| Net unrealized appreciation (depreciation) on investments | 45,752 | (36,224) |
| **Net Increase (Decrease) in Net Assets Resulting from Operations** | **516,199** | **384,998** |
| **Dividends to Shareholders from ($):** | | |
| Investment income | (165,004) | (295,319) |
| Net realized gain on investments | (97,557) | (154,991) |
| **Total Dividends** | **(262,561)** | **(450,310)** |
| **Beneficial Interest Transactions ($):** | | |
| Net proceeds from shares sold | 10,492,170 | 1,856,501 |
| Dividends reinvested | 177,828 | 350,125 |
| Cost of shares redeemed | (448,810) | (941,853) |
| **Increase (Decrease) in Net Assets from Beneficial Interest Transactions** | **10,221,188** | **1,264,773** |
| **Total Increase (Decrease) in Net Assets** | **10,474,826** | **1,199,461** |
| **Net Assets ($):** | | |
| Beginning of Period | 7,551,193 | 6,351,732 |
| **End of Period** | **18,026,019** | **7,551,193** |
| Undistributed investment income−net | 71,825 | 29,597 |
| **Capital Share Transactions (Shares):** | | |
| Shares sold | 808,636 | 145,832 |
| Shares issued for dividends reinvested | 13,933 | 27,747 |
| Shares redeemed | (35,033) | (74,239) |
| **Net Increase (Decrease) in Shares Outstanding** | **787,536** | **99,340** |

*See notes to financial statements.*

## FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

| | Six Months Ended April 30, 2004 | Year Ended October 31, | |
| --- | --- | --- | --- |
| | (Unaudited) | 2003 | 2002[a] |
| **Per Share Data ($):** | | | |
| Net asset value, beginning of period | 12.74 | 12.88 | 12.50 |
| Investment Operations: | | | |
| Investment income[b] | .23 | .48 | .13 |
| Net realized and unrealized gain (loss) on investments | .43 | .22 | .35 |
| Total from Investment Operations | .66 | .70 | .48 |
| Distributions: | | | |
| Dividends from investment income | (.20) | (.54) | (.10) |
| Dividends from net realized gain on investments | (.14) | (.30) | – |
| Total Distributions | (.34) | (.84) | (.10) |
| Net asset value, end of period | 13.06 | 12.74 | 12.88 |
| **Total Return (%)[c]** | 5.25[d] | 5.70 | 3.92[d,e] |
| **Ratios/Supplemental Data (%):** | | | |
| Ratio of investment income to average net assets | 3.55[f] | 3.75 | 1.07[d] |
| Portfolio Turnover Rate | 301.36[d,g] | 663.24 | 423.74[d] |
| Net Assets, end of period ($ x 1,000) | 18,026 | 7,551 | 6,352 |

[a] From June 6, 2002 (commencement of operations) to October 31, 2002.

[b] Based on average shares outstanding at each month end.

[c] Exclusive of wrap fee charges. In addition, all fund level expenses are borne by the Distributor.

[d] Not annualized.

[e] Calculated based on net asset value on the close of business on June 10, 2002 (commencement of initial offering) to October 31, 2002.

[f] Annualized.

[g] The portfolio turnover rate excluding mortgage dollar roll transactions was 116.49%.

See notes to financial statements.

### NOTE 1—Significant Accounting Policies:

Dreyfus Mortgage Shares (the "fund") is a separate non-diversified series of Dreyfus Fixed Income Securities (the "Company"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering two series, including the fund. The fund's investment objective is to provide investors with as high a level of current income as is consistent with the preservation of capital. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor") is the distributor of the fund's shares. Mellon Bank, N.A., an affiliate of the Manager, serves as custodian of the fund's assets. Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, serves as transfer and dividend disbursing agent for the fund.

As of April 30, 2004, MBC Investment Corp., an indirect subsidiary of Mellon Financial, held 442,272 shares of the fund.

The Company accounts separately for the assets, liabilities and operations of each series. Shares of each fund may be purchased only through "wrap fee" programs sponsored by investment advisors or broker/dealers ("financial representatives"). Typically, participants in these programs pay an all-inclusive "wrap" fee to their financial representative. Pursuant to an agreement between the Distributor and the fund, all expenses (including but not limited to management, shareholder servicing, transfer and dividend disbursing agency, custody, trustee and professional fees) incurred in the operations of the fund are the responsibility of the Distributor. The program sponsors have agreed to pay the Distributor for services it provides in connection with an investment in the fund.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use

of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

**(a) Portfolio valuation:** Investments in securities (excluding short-term investments (other than U.S. Treasury Bills), financial futures and options) are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities), except for short sales for which the last quoted asked price is used. Other investments (which constitute a majority of the portfolio securities) are valued as determined by the Service, based on methods which include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Securities for which there are no such valuations are valued at fair value as determined in good faith under the direction of the Board of Trustees. Short-term investments, excluding U.S. Treasury Bills, are carried at amortized cost, which approximates value. Financial futures, which are traded on an exchange, are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day. Options traded over-the-counter are priced at the mean between the bid prices and the asked prices.

**(b) Securities transactions and investment income:** Securities transactions are recorded on a trade date basis. Realized gain and loss from

securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, amortization of discount and premium on investments, is recognized on the accrual basis.

**(c) Affiliated issuers:** Issuers in which the fund held investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

**(d) Dividends to shareholders:** Dividends are recorded on the ex-dividend date. Dividends from investment income-net are declared and paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, if any, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

On April 30, 2004, the Board of Trustees declared a cash dividend of $.043 per share from undistributed investment income-net, payable on May 3, 2004 (ex-dividend date), to shareholders of record as of the close of business on April 30, 2004.

**(e) Federal income taxes:** It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The tax character of distributions paid to shareholders during the fiscal year ended October 31, 2003 was as follows: ordinary income

$447,210 and long-term capital gains $3,100. The tax character of current year distributions, if any, will be determined at the end of the current fiscal year.

### NOTE 2—Bank Lines of Credit:

The fund may borrow up to $1.5 million for leveraging purposes under a short-term unsecured line of credit and participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended April 30, 2004, the fund did not borrow under either line of credit.

### NOTE 3—Other Transactions With Affiliates:

Pursuant to an exemptive order from the Securities and Exchange Commission, the fund may invest its available cash balances in affiliated money market mutual funds as shown in the fund's Statement of Investments. Management fees of the underlying money market mutual funds have been waived by the Manager. During the period ended April 30, 2004, the fund derived $11,681 in income from these investments, which is included in dividend income in the fund's Statement of Operations.

### NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales (including paydowns) of investment securities, excluding short-term securities and financial futures, during the period ended April 30, 2004, amounted to $40,824,601 and $33,862,828, respectively, of which $20,702,161 in purchases and $20,772,905 in sales were from dollar roll transactions.

The fund may enter into dollar roll transactions with respect to mortgage-backed securities. In a dollar roll transaction, the fund sells mort-

gage-backed securities to a financial institution and simultaneously agrees to accept substantially similar (same type, coupon and maturity) securities at a later date, at an agreed upon price.

The fund may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The fund is exposed to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require the fund to "mark to market" on a daily basis, which reflects the change in market value of the contracts at the close of each day's trading. Accordingly, variation margin payments are received or made to reflect daily unrealized gains and losses. When the contracts are closed, the fund recognizes a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. Contracts open at April 30, 2004, are set forth in the Statement of Financial Futures.

At April 30, 2004, accumulated net unrealized depreciation on investments was $36,776, consisting of $267,307 gross unrealized appreciation and $304,083 gross unrealized depreciation.

At April 30, 2004, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

### NOTE 5—Legal Matters:

Two class actions have been filed against Mellon Financial and Mellon Bank, N.A., and Dreyfus and Founders Asset Management LLC (the "Investment Advisers"), and the directors of all or substantially all of the Dreyfus funds, alleging that the Investment Advisers improperly used assets of the Dreyfus funds, in the form of directed brokerage

commissions and 12b-1 fees, to pay brokers to promote sales of Dreyfus funds, and that the use of fund assets to make these payments was not properly disclosed to investors. The complaints further allege that the directors breached their fiduciary duties to fund shareholders under the Investment Company Act of 1940 and at common law. The complaints seek unspecified compensatory and punitive damages, rescission of the funds' contracts with the Investment Advisers, an accounting of all fees paid, and an award of attorneys' fees and litigation expenses. Dreyfus and the Dreyfus funds believe the allegations to be totally without merit and will defend the actions vigorously.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Dreyfus funds believe that any of the pending actions will have a material adverse effect on the Dreyfus funds or Dreyfus' ability to perform its contracts with the Dreyfus funds.

# For More Information

Dreyfus
Mortgage Shares
200 Park Avenue
New York, NY 10166

To obtain information:

**By telephone**
Call 1-800-645-6561

**By mail** Write to:
The Dreyfus Family of Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144

**By E-mail** Send your request
to info@dreyfus.com

**On the Internet** Information
can be viewed online or
downloaded from:
http://www.dreyfus.com

A description of the policies
and procedures that the fund
uses to determine how to
vote proxies relating to
portfolio securities is
available, without charge,
by calling the telephone
number listed above, or by
visiting the SEC's website at
http://www.sec.gov

## Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

## Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

## Transfer Agent &
## Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

## Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

0754SA0404